Exhibit 99.1

Focus Media Launches Revolutionary Digital Frame 2.0

SHANGHAI, China, May 17, 2007 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced that it has lunched Frame 2.0, a revolutionary digital frame media targeting high-end urban commercial and residential areas in China. Frame 2.0 is cutting-edge in terms of both advertising format and advertising. The phase-I installation will consist of approximately 10,000 Frame 2.0 frames placed inside the elevators of high-end commercial and residential buildings.

Frame 2.0 is based on LCD screen technology combined with custom-designed computer technology. Fame 2.0 uses high-definition screen, integrated sound, multi-session, all-angle, infrared and remote control technologies, to deliver advertisement with high quality visual impact. Frame 2.0 can store over 1,000 pictures and items of customer information and allows highly flexible scheduling display orders based on individual client requests.

“I am proud to announce another innovative technology-driven new media launched by Focus Media,” said Jason Jiang, founder, chairman and CEO of Focus Media, “These digital posters will offer advertiser additional advertising opportunities. Instead of one static poster picture, advertisers can use several digital pictures and combine them with various themes, such as story-telling, which helps attract viewer’s attention and results in higher consumer advertisement recall.”

“Through 15 months of research and development, we are pleased to announce this revolutionary new product,” Dr. Zhi Tan, president of Focus Media added, “with Frame 2.0, we are able to display a number of digital posters in loops to serve more than one advertiser per frame. This will significantly raise our frame slot capacity while increase advertising effectiveness for our adverting clients. Frame 2.0 computerizes our client services and will significantly improve our advertising service quality.”

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of March 31, 2007, Focus Media had approximately 90,000 display units in our commercial location network, 40,700 display units in our in-store network, 124,500 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers had placed advertisements through our multi-platform networks as of March 31, 2007. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn